NETWORK 1 FINANCIAL SECURITIES, INC.
2 Bridge Avenue, Suite 241
Red Bank, NJ 07701

March 25, 2024

VIA EDGAR

Claire DeLabar

Robert Littlepage

Austin Pattan

Larry Spirgel

Office of Technology

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile-health Network Solutions
Registration Statement on Form F-1
Filed February 22, 2024 File No. 333-277254

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Network 1 Financial Securities, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Wednesday, March 27, 2024 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through March 25, 2024, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated March 20, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director Investment Banking